Exhibit 7.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Korean GAAP	2003	2004	2005
	(Millions of Won)
Earnings:
Net earnings	821,734	1,282,216	1,051,942
Income tax	523,631	577,889	420,788
Income from equity investees	(5,462)	(11,310)	(11,204)
Dividend from equity method affiliates	554	333	2,247
Fixed charges	720,744	708,364	639,073
Less interest capitalized (a)	—	—	—
Minority interest in earnings of consolidated subsidiaries	235,695	148,931	274,586

Total earnings	2,296,896	2,706,423	2,377,432

Fixed charges:
Interest expense	705,540	678,514	616,540
Capitalized interest (a)	—	—	—
One-third of rent expenses on operating leases, deemed to be representative of interest expense	15,204	29,850	22,533

Total fixed charges	720,744	708,364	639,073

Radios of earnings to fixed charges	3.19:1	3.82:1	3.72:1

U.S. GAAP
Earnings:
Net earnings	395,443	1,404,616	1,148,534
Income tax	217,568	386,934	356,109
Income from equity investees	(10,559)	(36,136)	(234,868)
Dividend from equity method affiliates	958	45,153	51,549
Fixed charges	443,078	467,365	417,658
Less interest capitalized	(21,469)	(12,154)	(7,339)
Minority interest in losses of consolidated subsidiaries	(22)	(1,760)	6,787

Total earnings	1,024,997	2,254,018	1,738,430

Fixed charges:
Interest expense	421,609	455,211	410,319
Capitalized interest	21,469	12,154	7,339
One-third of rent expense on operating leases, deemed to be representative of interest expense	—	—	—

Total fixed charges	443,078	467,365	417,658

Radios of earnings to fixed charges	2.31:1	4.82:1	4.16:1

(a)	Effective on January 1, 2003, in accordance with Korean GAAP, the Company elected to no longer capitalize interest costs on all borrowings incurred related to qualifying assets.